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                                                FILED PURSUANT TO RULE 424(b)(3)
                                           REGISTRATION STATEMENT NO. 333-140178

                        RAPTOR NETWORKS TECHNOLOGY, INC.

                PROSPECTUS SUPPLEMENT NO. 1 DATED OCTOBER 2, 2007
                       TO PROSPECTUS DATED AUGUST 31, 2007

         The prospectus of Raptor Networks Technology, Inc. (the "Company," "we," "us," "our") dated August 31, 2007 (Registration Statement No. 333-140178), is supplemented to include the following new or updated information:

THE COVER PAGE OF THE PROSPECTUS IS UPDATED TO REFLECT THE FOLLOWING:

         We advise potential investors that, in addition to the 12,922,292 shares of common stock offered for resale under this prospectus, an additional approximate 27,626,424 shares of common stock are registered for resale by other security holders under a separate prospectus.

THE FOLLOWING INFORMATION CONTAINED UNDER THE CAPTION "CHANGE IN CERTIFYING ACCOUNTANTS" AT PAGE 78 OF THE PROSPECTUS IS UPDATED TO READ AS FOLLOWS:

      On July 6, 2007, we notified Comiskey & Company, P.C. ("Comiskey"), the independent registered public accounting firm that was engaged as our principal accountant to audit our consolidated financial statements, that we intended to engage new certifying accountants and thereby were dismissing Comiskey.

      Our decision to change accountants was approved by our audit committee and board of directors. The reason for the change was to allow us to engage a larger firm with offices in our local area that we believe has greater resources to provide us with the auditing and tax services we require.

      The audit report dated March 17, 2007, except Note 12 which is August 14, 2007, of Comiskey on our consolidated financial statements and consolidated financial statement schedules as of and for the years ended December 31, 2006 and 2005 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report contained a separate paragraph stating:

            The accompanying financial statements are presented assuming the Company will continue as a going concern. As more fully described in
      Note 1 to the financial statements, the Company has sustained accumulated losses from operations totaling more than $60,700,000 at December 31, 2006. This condition, and the fact that the Company has had no significant sales of its products to date, raise substantial doubt about its ability to continue as a going concern. Management's plans to address these conditions are also set forth in Note 1 to the financial statements. The accompanying financial statements do not include any adjustments which might be necessary if the Company is unable to continue.

      During the years ended December 31, 2006 and 2005 and the subsequent interim period through July 6, 2007, there were no disagreements with Comiskey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to Comiskey's satisfaction, would have caused Comiskey to make reference to the subject matter of the disagreement in connection with its report.

      On July 6, 2007, we engaged Stonefield Josephson, Inc. ("Stonefield") as our new independent auditors. We had not consulted with Stonefield during the two most recent fiscal years and through July 6, 2007 regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements or as to any disagreement or event as described in Item 304(a)(1)(iv) of Regulation S-B under the Securities Act of 1933, as amended.

      On October 1, 2007, we notified Stonefield that we intended to engage new certifying accountants and therefore were dismissing Stonefield. Our decision to change accountants was approved by our audit committee and board of directors, based on our desire to engage an alternative firm that we believe has similar resources to provide us with the auditing and tax services we require on a basis that we believe is more cost-effective for an entity with our financial profile.


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      Stonefield has not issued any audit report on our financial statements, as we continue to rely on the most recent audit report issued by Comiskey and included in our Form 10-KSB/A No. 1 for the year ended December 31, 2006 filed August 21, 2007.

      During the interim period from July 6, 2007 through October 1, 2007, there were no disagreements with Stonefield on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to Stonefield's satisfaction, would have caused Stonefield to make reference to the subject matter of the disagreement in connection with the report that we would have requested Stonefield to render in the future on our financial statements for the year ending December 31, 2007.

      On October 1, 2007, we engaged Mendoza Berger & Company, L.L.P. ("Mendoza") as our new independent auditors. We had not consulted with Mendoza during the two most recent fiscal years and through October 1, 2007 regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements or as to any disagreement or event as described in Item 304(a)(1)(iv) of Regulation S-B under the Securities Act of 1933, as amended.

THE FOLLOWING BIOGRAPHICAL INFORMATION CONTAINED UNDER THE CAPTION "MANAGEMENT - DIRECTORS AND EXECUTIVE OFFICERS" AT PAGE 40 OF THE PROSPECTUS IS UPDATED TO READ AS FOLLOWS:

         THOMAS M. WITTENSCHLAEGER is our Chief Executive Officer, President, a director and Chairman of the Board. Mr. Wittenschlaeger has accumulated more than twenty-two years of experience in the high technology products and services area, much of it in general management with leadership positions in operating units ranging in size from $3 million to $500 million in annual revenues. He currently serves on the board of directors of Lantronix, Inc. (Nasdaq:LTRX), a device networking and data center management technologies company. From
2002 to 2004, he was Senior Vice President of Corporate Development and Chief Technical Officer at Venturi Partners, Inc., a leading provider of information technology and professional staffing services nationwide. From 2000 to 2002, he was Senior Vice President and General Manager of ViaSat Satellite Networks, the commercial arm of ViaSat, Inc. He is a 1979 graduate of the U.S. Naval Academy in Annapolis, Maryland with a B.S. in electrical engineering and post-graduate work in nuclear engineering. He is also a graduate of the UCLA Executive Program in Business and co-founder of UCLA's Executive Program in Marketing. Mr. Wittenschlaeger has been our Chairman of the Board, President and Chief Executive Officer since March 15, 2004.

THE INFORMATION CONTAINED UNDER THE CAPTION "EXECUTIVE COMPENSATION AND RELATED INFORMATION - EMPLOYMENT AGREEMENTS AND EXECUTIVE COMPENSATION" AT PAGE 43 OF THE PROSPECTUS IS UPDATED TO INCLUDE THE FOLLOWING INFORMATION:

         On September 13, 2007, our Compensation Committee approved cash incentive compensation awards of $10,000 each to Thomas Wittenschlaeger, Chairman of the Board, President and Chief Executive Officer, and Bob van Leyen, Chief Financial Officer and Secretary. The awards were payable immediately and were made in consideration for services rendered.


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                      (end of prospectus supplement no. 1)